UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13D-2(a)
(Amendment No. 11)*

ON TRACK INNOVATIONS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share

(Titles of Classes of Securities)

M8791A109

(CUSIP Number)

Oded Bashan
Z.H.R. Industrial Zone
P.O. Box 32 Rosh Pina, Israel 12000
(011) 972-4-686-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M87991A109	SCHEDULE 13D	Page 2 of 5 pages

1)	NAME OF REPORTING PERSON Oded Bashan
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,367,774 (1)
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 869,125 (2)
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,367,774 (1) - See Item 5
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.33% (3)
14)	TYPE OF REPORTING PERSON HC, IN

(1)     Consists of (i) 861,663 ordinary shares, nominal value NIS 0.1 per share, of the Company (“Ordinary Shares”) held directly by Mr. Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 1,498,649 Ordinary Shares to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction (as defined in Amendment No. 6 to this Schedule 13D filed on May 30, 2006), the Offer (as defined in Amendment No. 6 to this Schedule 13D), the South China Transactions (as defined in Amendment No. 5 to this Schedule 13D filed on December 29, 2005), and certain private placements, and (b) no disposition power.

CUSIP NO. M87991A109	SCHEDULE 13D	Page 3 of 5 pages

(2)     Consists of 861,663 Ordinary Shares held directly by Mr. Bashan, and additional 7,462 shares held by Mr. Bashan’s wife.

(3)     Percentage of beneficial ownership is based on the total number of outstanding Ordinary Shares, which is 22,916,129 as of July 31 2009.

EXPLANATORY NOTE

This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the statement on Schedule 13D (“Schedule 13D”) filed on November 24, 2003, as amended by that certain Amendment No. 1 filed on January 16, 2004, that certain Amendment No. 2 filed on June 18, 2004, that certain Amendment No. 3 filed on September 24, 2004, that certain Amendment No. 4 filed on January 6, 2005, that certain Amendment No. 5 filed on December 29, 2005, that certain Amendment No. 6 filed on May 30, 2006, that certain Amendment No. 7 filed on January 22, 2007, that certain Amendment No. 8 filed on January 14, 2008, that certain Amendment No. 9 filed on March 20, 2008, and that certain Amendment No. 10 filed on February 12, 2009. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in Schedule 13D, as amended to date.

This Amendment No. 11 relates to the material change in the number of Ordinary Shares to which Mr. Bashan has voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction (as defined in Amendment No. 6 to this Schedule 13D), the Offer (as defined in Amendment No. 6 to this Schedule 13D), the South China Transactions (as defined in Amendment No. 5 to this Schedule 13D), the SuperCom Transaction (as defined in Amendment No. 7 to this Schedule 13D), and certain private placements, due to the sale of 275,610 Ordinary Shares by their record holders since the filing of Amendment No. 10 on February 12, 2009. Mr. Bashan’s proxy is cancelled when these shares are sold.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

In accordance with the transactions defined in the above mentioned Amendments of this Schedule 13D, including the InSeal Transaction, the Offer, the South China Transactions, and certain private placements (collectively, the “Transactions”), irrevocable proxies were executed appointing the Chairman of the Board of Directors (currently Mr. Bashan), on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the Ordinary Shares issued in connection with the Transactions.

Mr. Bashan, as the current Chairman of the Board of Directors, holds voting power with respect to such Ordinary Shares until the sale or transfer of such Ordinary Shares to third parties who are not an affiliate of parties to the Transactions in an arm’s length transaction.

As of July 31, 2009, Mr. Bashan is the beneficial owner of 2,367,774 Ordinary Shares of the Company, consisting of (i) 861,663 Ordinary Shares held directly by Mr. Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 1,498,649 Ordinary Shares, to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions and private placements, and (b) no disposition power.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

(a)     Mr. Bashan beneficially holds 2,367,774 Ordinary Shares of the Company, which represent approximately 10.33% of the Company’s issued and outstanding share capital, consisting of (i) 861,663 Ordinary Shares held directly by Mr. Bashan, and additional 7,462 Ordinary Shares held by Mr. Bashan’s wife, and (ii) 1,498,649 Ordinary Shares, to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions and certain private placements, and (b) no disposition power.

CUSIP NO. M87991A109	SCHEDULE 13D	Page 4 of 5 pages

(b)     Mr. Bashan has the sole power to vote 2,367,774 Ordinary Shares, which he beneficially owns. Mr. Bashan has the sole power to dispose of 869,125 Ordinary Shares (which include 7,462 Ordinary Shares held by his wife). The InSeal Shareholders, the Participating Holders (as defined in Item 3 of Amendment No. 6 to this Schedule 13D) and those holders who hold Ordinary Shares pursuant to the South China Transaction or private placements have the sole power to dispose the remaining 1,498,649 Ordinary Shares.

(c)     Other than the transactions described above in this Item 5, Mr. Bashan has not engaged in any transactions in the Ordinary Shares during the past sixty (60) days.

(d)     Except for Mr. Bashan, the InSeal Shareholders, the Participating Holders and those holders who hold Ordinary Shares pursuant to the South China Transaction or private placements, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, securities covered by this Schedule 13D, as amended by this Amendment No. 11.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

The number of Ordinary Shares to which Mr. Bashan has voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions, the SuperCom Transaction and private placements, was reduced to 1,498,649 as of July 31, 2009, as a result of sales of shares by the record holders thereof.

CUSIP NO. M87991A109	SCHEDULE 13D	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2009

By: /s/ Oded Bashan —————————————— Oded Bashan